SFIDA X, Inc.

Sumitomo Fudosan Shinjuku Central Park Tower, 11F

6-18-1 Nishi-Shinjuku, Shinjuku-ku

Tokyo 160-0023, Japan

January 27, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Uwem Bassey
Jeff Kauten

Re:	SFIDA X, Inc. (the “Company”)
Registration Statement on Form F-1, as Amended (File No. 333-284025)
Request to Withdraw Registration Statement on Form F-1

Ladies and Gentlemen:

SFIDA X, Inc. (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that, effective as of the date first set forth above, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-284025), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed on December 23, 2024 and declared effective by the Commission on December 31, 2025.

The Company has determined not to pursue, at this time, the public offering to which the Registration Statement relates due to changed circumstances since the filing and effectiveness of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 promulgated under the Securities Act. The Company hereby confirms that no securities have been sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

The Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of Registration Statement be issued by the Commission as soon as reasonably possible.

Very truly yours,

SFIDA X, INC.

By:	/s/ Etsuro Sumita
Name:	Etsuro Sumita
Title:	Chief Executive Officer

cc:	John A Stapleton, Esq. / Taft Stettinius & Hollister LLP